Exhibit 4.26

Confidential	Execution Version

Dated 8 July 2014

ATT TANJUNG BIN SDN BHD

as the Project Company

VTTI B.V.

as the Shareholder

and

VTTI MLP B.V.

SHAREHOLDER SUPPORT

UNDERTAKING RELATING TO THE

PHASE 2 PROJECT

Contents

Clause		Page

1	Definitions and Interpretation	2

2	Undertakings	4

3	Phase 2 Shareholder Loans	5

4	Undertakings	6

5	Phase 2 Revenue	6

6	Termination	7

7	Representations	7

8	Information Covenants	7

9	Assignments and Transfers	8

10	Counterparts	8

11	Notices	8

12	Partial Invalidity	9

13	Remedies and Waivers	9

14	Governing Law	9

15	Enforcement	9

i

THIS AGREEMENT is dated 8 July 2014 and made between:

(1)	ATT TANJUNG BIN SDN BHD, a company incorporated and existing under the laws of Malaysia with its registered office at Wisma ATB, Lot 8095-1, Pusat Petroleum Tanjung Bin, 80230 Serkat, Pontian, Johor Darul Takzin, Malaysia (the Project Company);

(2)	VTTI B.V., a company incorporated and existing under the laws of The Netherlands with its registered address at K.P. van der Mandelelaan 130, 3062MB Rotterdam, P.O. Box 1456, 3000BM Rotterdam, The Netherlands (the Shareholder); and

(3)	VTTI MLP B.V., a private company with limited liability with a corporate seat in Rotterdam and having its address at K.P. van der Mandelelaan 130, 3062 MB Rotterdam, The Netherlands and registered with the Dutch Commercial Register (Handelsregister) under number 60880783 (MLP).

RECITALS:

(A)	MLP is an indirect shareholder of the Project Company.

(B)	The shares of MLP are held indirectly in part by the Shareholder and in the other part through an ownership structure which includes VTTI Energy Partners LP (the “Listed Entity”). The Listed Entity has been established with the objective of engaging in shareholder stewardship of subsidiaries with revenue producing assets and intends to apply to list its common units on the New York Stock Exchange.

(C)	The Project Company owns and operates the Storage Terminal (as defined below) and has embarked on an expansion of the Storage Terminal pursuant to which it intends to add approximately 250,000 cubic metres of additional storage capacity to the Storage Terminal (the Storage Terminal Expansion) and a sixth berth (the Additional Berth) being included at the jetty of the Storage Terminal (collectively, the Phase 2 Project) as more particularly described in the Phase 2 EPCC Contracts.

(D)	The Project Company and the Shareholder have entered into a US$60,000,000 shareholder loan agreement dated 7 November 2013 (the Existing Phase 2 Shareholder Loan Agreement) under which the Shareholder granted the Project Company a loan facility to be utilised for the purposes of payment and settlement of all amounts outstanding and / or payable by the Project Company in connection with the Phase 2 Project and the Phase 2 Contractual Documents.

(E)	While the Storage Terminal is revenue producing, the Phase 2 Project is under development and, as such, is not revenue producing as at the date of this Agreement. In view of this and the Listed Entity’s business structure, the Shareholder (being an Affiliate of both the Project Company and MLP) has agreed to grant certain covenants in this Agreement in favour of MLP in order to mitigate any exposure that the Project Company and, indirectly, MLP may have in relation to the development of the Phase 2 Project by the Project Company (which in turn upholds the objectives of the Listed Entity’s business structure) by providing the Project Company with, inter alia, Phase 2 Shareholder Loans.

(F)	In furtherance of the Shareholder’s covenants under this Agreement, the Project Company and the Shareholder have entered (or will enter) into a US$95,000,000 shareholder loan agreement on or about the date of this Agreement pursuant to which the Existing Phase 2 Shareholder Loan Agreement will be refinanced and sets out the terms on which additional Phase 2 Shareholder Loans will continue to be made available to the Project Company for the purposes of the Phase 2 Project (the New Phase 2 Shareholder Loan Agreement).

(G)	Accordingly, in consideration of the covenants given by the Shareholder under this Agreement and the New Phase 2 Shareholder Loan Agreement, the Shareholder will be entitled to the Phase 2 Revenue (less those operational costs agreed in accordance with Clause 5.1(a) (Phase 2 Revenue) of this Agreement).

WHEREAS:

1	Definitions and Interpretation

1.1	Definitions

In this Agreement:

Additional Berth shall have the meaning given to in Recital C

Affiliate shall mean, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company

Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in Kuala Lumpur, Singapore, Labuan, the Netherlands and New York

Existing Phase 2 Shareholder Loan Agreement shall have the meaning given to it in Recital D

Holding Company shall mean, in relation to a person, any other person in respect of which it is a Subsidiary

Liability means any present or future liability (actual or contingent), together with:

(a)	any permitted novation, deferral or extension of that liability;

(b)	any further advance which may be made under any agreement expressed to be supplemental to any document in respect of that liability, together with all related interest, fees and costs;

(c)	any claim for damages or restitution in the event of rescission of that liability or otherwise;

(d)	any claim flowing from any recovery by a payment or discharge in respect of that liability on grounds of preference or otherwise; and

(e)	any amount (such as post-insolvency interest) which would be included in any of the above but for its discharge, non-provability, unenforceability or non-allowability in any insolvency or other proceedings

New Phase 2 Shareholder Loan Agreement shall have the meaning given to it in Recital F

Operating Account shall mean an account of the Project Company to be opened by the Project Company prior to the Phase 2 Commercial Operation Date

Party shall mean a party to this Agreement

Phase 2 Account shall have the meaning given to it in Clause 2.2(a) (Project Company undertakings)

Phase 2 Commercial Operation Date means the date on which MLP (acting reasonably) is satisfied that: (i) the Project Company has settled the final payment instalments due and payable under all the Phase 2 EPCC Contracts as evidenced by certificates from each of the contractors under the Phase 2 EPCC Contracts to that effect, and (ii) the Project Company has accepted the Performance Certificate defined and issued under the Phase 2 EPCC Contracts and that each of the contractors has issued a certificate confirming that it does not have any further claims against the Project Company under its Phase 2 EPCC Contract, which is expected to be around 30 September 2015

Phase 2 Contractual Documents shall mean any agreement, contract, document or arrangement entered into from time to time by the Project Company (with or without the Shareholder) for the purposes of the Phase 2 Project including (without limitation) the Phase 2 EPCC Contracts and any other contractual arrangements entered into for the Phase 2 EPCC Works

Phase 2 Disposal shall mean any sale, lease, transfer or other disposal of the assets constituting all or any part of the Phase 2 Project which is permitted under the EUR 500,000,000 revolving credit facility agreement dated 26 June 2014 between, amongst others, MLP, the Project Company and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International

Phase 2 Disposal Proceeds shall mean the proceeds received by the Project Company from any Phase 2 Disposal

Phase 2 EPCC Contracts shall mean the contracts entered into for the purposes of the Phase 2 EPCC Works (i) between the Project Company and Frontken Malaysia Sdn Bhd (or its Affiliate), in respect of the Storage Terminal Expansion, and (ii) between the Project Company and Antara Koh (or its Affiliate), in respect of the Additional Berth

Phase 2 EPCC Works shall mean engineering, procurement, construction and commissioning works for the Phase 2 Project

Phase 2 Project shall have the meaning given to it in Recital C

Phase 2 Project Costs shall mean the project costs to be incurred by the Project Company for the Phase 2 Project, including, inter alia, all costs incurred by the Project Company in the design, engineering, procurement, construction, commissioning and testing of the Phase 2 Project

Phase 2 Revenue shall mean any storage, throughput or other fees generated from the storage of petroleum products in such tanks constituting the additional storage capacity the subject of the Storage Terminal Expansion and fees generated from the use of the Additional Berth

Phase 2 Revenue Account shall have the meaning given to it in Clause 5.3 (Phase 2 Revenue)

Phase 2 Shareholder Loans shall have the meaning given to it in Clause 2.1(a) (Shareholder undertakings)

Security shall mean a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect

Storage Terminal shall mean the petroleum products storage terminal with a capacity of up to 893,150 cubic metres located in the Tanjung Bin Oil and Maritime Industrial Park, South West of Johor, Malaysia owned and operated by the Project Company at the date of this Agreement

Storage Terminal Expansion shall have the meaning given to it in Recital C

Subordination Agreement shall means the subordination agreement dated 27 June 2014 between the Project Company, the Shareholder and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. trading as Rabobank International

Subsidiary shall mean, in relation to any company or corporation, a company or corporation:

(a)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(a)	more than half the issued equity share capital of which is beneficially owned, directly or indirectly, by the first mentioned company or corporation; or

(b)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body

USD or US$ shall mean the lawful currency of the United States of America

1.2	Interpretation

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)	any Party shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	assets includes present and future properties, revenues and rights of every description;

(iii)	including shall be construed as “including without limitation” (and cognate expressions shall be construed similarly);

(iv)	indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(v)	a person includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(vi)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(vii)	a reference to a Clause, Recital or paragraph shall be a reference to a clause, recital or paragraph of this Agreement;

(viii)	words in the singular shall include the plural, and vice versa;

(ix)	a reference to any agreement, contract or other document shall mean such agreement, contract or other document as novated, assigned or otherwise amended from time to time; and

(x)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Section, clause and schedule headings are for ease of reference only.

(c)	Unless expressly provided to the contrary in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement. The consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

2	Undertakings

2.1	Shareholder undertakings

(a)	The Shareholder unconditionally and irrevocably covenants with each of the Project Company and MLP that it shall make available to the Project Company shareholder loans under and subject to the terms of the New Phase 2 Shareholder Loan Agreement or such other document evidencing such Phase 2 Shareholder Loans as agreed between the Project Company and the Shareholder from time to time (the Phase 2 Shareholder Loans) for the purposes of the Project Company undertaking the Phase 2 Project and satisfying its obligations and Liabilities under the Phase 2 Contractual Documents (including, for the avoidance of doubt, any cost overruns incurred by the Project Company under the Phase 2 Contractual Documents) and for the purposes of settling any other payments due from the Shareholder pursuant to this Clause 2.1 on and subject to the terms and conditions in this Clause 2.1.

(b)	The Shareholder shall indemnify the Project Company in respect of any claims, loss, costs and expenses (including, without limitation, legal fees) incurred by the Project Company arising from the Phase 2 Project including, without limitation, in respect of:

(i)	physical damage (howsoever occasioned) to the Storage Terminal or the Storage Terminal Expansion arising out of or in connection with the Phase 2 Project; and

(ii)	costs and expenses incurred by the Project Company in respect of the negotiation and documentation of this Agreement and the New Phase 2 Shareholder Loan Agreement.

(c)	For the purposes of this Clause 2.1, the Project Company shall advise the Shareholder in writing at least seven (7) Business Days prior to any amount becoming due and payable by the Project Company under the Phase 2 Contractual Documents or as may otherwise became payable pursuant to this Clause 2.1 in respect of, or arising from, the Phase 2 Project.

(d)	In the event that any cost overruns, interest or penalties are anticipated or likely to become due and payable by the Project Company, the Shareholder shall ensure that an amount not less than the anticipated amount of such cost overruns, interest and penalties shall be placed in the Phase 2 Account of the Project Company to be held as a reserve until such amounts become due and payable.

2.2	Project Company undertakings

(a)	The Project Company shall open and maintain a dedicated bank account specifically for the purposes of receiving any amounts from the Shareholder under any Phase 2 Shareholder Loans or otherwise pursuant to Clause 2.1 (Shareholder undertakings) of this Agreement (the Phase 2 Account) and shall procure all such amounts shall be paid into the Phase 2 Account.

(b)	The Project Company unconditionally and irrevocably covenants with each of the Shareholder and MLP that it shall not:

(i)	withdraw or otherwise utilise any of the amounts in the Phase 2 Account for any purpose other than the payment and settlement of the Phase 2 Project Costs or any other amounts or claims payable in respect of the Phase 2 Project for which the Shareholder has made a payment under Clause 2.1; and

(ii)	pay or settle any Phase 2 Project Costs otherwise than through monies received by it from the Phase 2 Shareholder Loans.

3	Phase 2 Shareholder Loans

3.1	The Project Company warrants to MLP that the funds obtained in respect of the loan facility granted to it under the New Phase 2 Shareholder Loan Agreement have been, or will be, applied in part towards repayment of all loans made (and payment of any interest and other sums outstanding) under the Existing Phase 2 Shareholder Loan Agreement, which loans were used by the Project Company to make certain initial payment instalments under the Phase 2 EPCC Contracts in connection with the Phase 2 Project.

3.2	Any amounts to be made available to the Project Company by way of Phase 2 Shareholder Loans shall be made in USD.

3.3	Each Phase 2 Shareholder Loan shall be, and shall be treated as, a loan to the Project Company which shall be unsecured.

3.4	For the avoidance of doubt, in the event of a Phase 2 Disposal, the Phase 2 Disposal Proceeds may be used for the purposes of prepaying the Phase 2 Shareholder Loans (including any interest payable thereon) in accordance with the New Phase 2 Shareholder Loan Agreement, subject always to the terms of the Subordination Agreement.

4	Undertakings

4.1	Undertakings of Project Company

The Project Company shall not (except as MLP has previously consented in writing):

(a)	subject to Clause 3.4 (Phase 2 Shareholder Loans), pay or repay, or make any distribution in respect of, any of the Phase 2 Shareholder Loans other than in accordance with Clause 5.2 (Phase 2 Revenues); or

(b)	create or allow to exist any Security over any of its assets for any of the Phase 2 Shareholder Loans.

4.2	Undertakings of the Shareholder

The Shareholder shall not (except as MLP has previously consented in writing or where the Project Company is in default of its payment obligations under Clause 5.2 (Phase 2 Revenue)):

(a)	demand or receive payment of, or any distribution in respect or on account of, any of the Phase 2 Shareholder Loans in cash or in kind from the Project Company or any other source other than in accordance with Clause 5.2 (Phase 2 Revenues); or

(b)	allow to exist or receive any Security for any of the Phase 2 Shareholder Loans.

5	Phase 2 Revenue

5.1	In consideration of the Shareholder’s obligations under this Agreement, the Project Company shall procure that all Phase 2 Revenue is remitted to the Phase 2 Revenue Account and, on the fifth (5th) Business Day of each calendar month, shall transfer the balance on such account at the end of the previous calendar month as follows:

(a)	a sum commercially agreed between the Shareholder and the Project Company to reflect the reasonable allocated operational costs associated with the Phase 2 Project for such previous calendar month (including, amongst others, lease costs, salary costs, insurance premium) to the Operating Account; and

(b)	subject to the terms of the Subordination Agreement, the surplus shall be paid to the Shareholder.

5.2	All monies received by the Shareholder pursuant to Clause 5.1(b) shall be applied, subject to the terms of the Subordination Agreement, in repayment or prepayment of all sums outstanding under the Phase 2 Shareholder Loans (including any interest, costs and expenses payable thereon) until the Phase 2 Shareholder Loans (including any interest, costs and expenses payable thereon) are repaid in full and, thereafter, shall be retained by the Shareholder and applied as it sees fit.

5.3	For the purposes of this Clause 5, the Project Company shall open and maintain a dedicated bank account specifically for the purposes of receiving all Phase 2 Revenue or Phase 2 Disposal Proceeds (the Phase 2 Revenue Account) and hereby unconditionally and irrevocably undertakes with the Shareholder:

(a)	not to withdraw or otherwise utilise any monies standing to the credit of the Phase 2 Revenue Account otherwise than in accordance with Clauses 5.1 and 5.2; and

(b)	not to create or permit to subsist any security over the Phase 2 Revenue Account.

6	Termination

6.1	The Parties acknowledge that the Shareholder and MLP may, at any time after the Phase 2 Commercial Operation Date, agree that all Phase 2 Revenue may be retained by the Project Company on such terms as are agreed between the Shareholder and MLP, and shall notify the Project Company accordingly. Upon receipt of such notice by the Project Company, the Parties shall immediately terminate this Agreement on such terms as they may agree.

7	Representations

Each of the Parties makes the representations and warranties set out in this Clause 7 to each of the other Parties on the date of this Agreement.

7.1	Status

(a)	It is a company with limited liability duly incorporated and validly existing under the laws of its jurisdiction of incorporation; and

(b)	It has the power to own its assets and carry on its business as it is being conducted.

7.2	Binding obligations

The obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws affecting creditors’ rights generally).

7.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not conflict in any way that is material to the interests of the other Parties as regards:

(a)	any applicable law in its jurisdiction of incorporation;

(b)	its constitutional documents; or

(c)	any agreement or instrument binding upon it or any of its assets or constitute a default or termination event (however described) under any such agreement or instrument.

7.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Agreement and the transactions contemplated by this Agreement.

8	Information Covenants

8.1	Promptly upon a request by MLP, the Shareholder shall notify MLP of details of the amount of the Phase 2 Shareholder Loans.

8.2	The Project Company shall, promptly upon a request by MLP or the Shareholder, provide MLP or the Shareholder (as the case may be) with information regarding the Phase 2 EPCC Contracts (including amounts invoiced or to be invoiced under the Phase 2 EPCC Contracts and certificates from the respective counterparties to the Phase 2 EPCC Contracts confirming receipt of payments) and other sums payable under Clause 2.1 (Shareholder Undertakings).

8.3	The Project Company shall, promptly upon request, provide the Shareholder with evidence of any amounts paid by the Project Company in relation to the Storage Terminal and the Phase 2 Project as needed for the purposes of the Parties determining the amounts to be allocated and paid in accordance with Clause 5 (Phase 2 Revenue).

9	Assignments and Transfers

9.1	None of the Project Company and the Shareholder may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Parties provided that no such consent shall be needed in respect of an assignment or transfer by the Shareholder of its rights under this Agreement to one or more financial institutions, as Security.

9.2	MLP may at any time assign, transfer or novate any part of its rights or obligations (or both) under this Agreement (whether directly or indirectly), provided that none of the Project Company and the Shareholder shall be responsible for paying any cost incurred in connection with any such assignment, novation or transfer.

10	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

11	Notices

11.1	Communications in writing

Any communications to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

11.2	Addresses

(a)	The address and fax number of the Project Company for any communication or document to be made or delivered under or in connection with this Agreement are:

Address:	Wisma ATB, Lot 8095-1,
Pusat Petroleum Tanjung Bin,
80230 Serkat, Pontian, Johor
Darul Takzin
Malaysia
Facsimile:	+607 6962055
Attention:	Chief Executive Officer

or any substitute address or fax number as the Project Company may notify to the other Parties by not less than five (5) Business Days’ notice.

(b)	The address and fax number of the Shareholder for any communication or document to be made or delivered under or in connection with this Agreement are:

Address:	K.P. van der Mandelelaan 130
3062 MB Rotterdam
The Netherlands
Facsimile:	+31 10 453 1663
Attention:	Director

or any substitute address or fax number as the Shareholder may notify to the other Parties by not less than five (5) Business Days’ notice.

(c)	The address and fax number of MLP for any communication or document to be made or delivered under or in connection with this Agreement are:

Address:	K.P. van der Mandelelaan 130
3062 MB Rotterdam
The Netherlands
Facsimile:	+31 10 453 1663
Attention:	Director

or any substitute address or fax number as MLP may notify to the other Parties by not less than five (5) Business Days’ notice.

11.3	Delivery

Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(a)	if by way of fax, when received in legible form; or

(b)	if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post, postage prepaid, in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 11.2 (Addresses), if addressed to that department or officer.

12	Partial Invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

13	Remedies and Waivers

No failure to exercise, nor any delay in exercising, on the part of MLP, any right or remedy under this Agreement shall operate as a waiver of any such right or remedy or constitute an election to affirm this Agreement. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

14	Governing Law

This Agreement and all non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of England.

15	Enforcement

15.1	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or the consequences of its nullity or any non-contractual obligations arising out of or in connection with it) (a Dispute).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

15.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each of the Parties irrevocably appoint Vitol Services Limited of Belgrave House, 76 Buckingham Place Road, London SW1W 9TQ, United Kingdom as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement.

(b)	Each of the Parties agrees that failure by an agent for service of process to notify it of the process will not invalidate the proceedings concerned.

IN WITNESS WHEREOF this Agreement has been duly executed on the date stated at the beginning of this Agreement.

SIGNATURES

The Shareholder

SIGNED for and on behalf of	)

VTTI B.V.	)

)

/s/ Rubil Yilmaz by: Rubil Yilmaz, Director

Signature and title

The Project Company

SIGNED for and on behalf of	)

ATT TANJUNG BIN SDN BHD	)

)

/s/ Rubil Yilmaz by: Rubil Yilmaz, Director

Signature and title

SIGNED for and on behalf of	)

VTTI MLP B.V.	)

)

/s/ Rubil Yilmaz by: Rubil Yilmaz, Director

Signature and title